Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Marion Graham

Re:	Global Mofy Metaverse Limited Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-268553)

Dear Ms. Graham:

Reference is made to our letter, filed as correspondence via EDGAR on March 30, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, March 31, 2023, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

Global Mofy Metaverse Limited

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer